U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     Form 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

                                  Mark F. Walz
                            Name of Reporting Person

                                13131 Almeda Road
                              Houston, Texas 77045
                           Address of Reporting Person

                                October 13, 1997
                                  Date of Event

                          Synaptix Systems Corporation
                                   Issuer Name

                                    Director
                   Relationship of Reporting Person to Issuer

TableI - Non-Derivative  Securities  Beneficially Owned (e.g. Title of Security,
         Amount, Ownership, Nature) Does not apply.

                             $.003 per common share
                          Title of Derivative Security

                                   10/13/1997
                                Date Exercisable
                                   10/13/2002
                                 Expiration Date

                                  Common Stock
                                      Title
                                     200,000
                                Amount of Shares

                                      $.20
               Conversion or Exercise Price of Derivative Security

                                     Direct
                                    Ownership


/s/ Mark F. Walz                    11/7/97
Reporting Person                    Date